82.4776

Saipem

04024104

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.958.400 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/107
San Donato M.se, March 31, 2004

APR 2 2004

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 23rd February 2004
- Saipem Press Release dated 23rd February (Year 2003 Preliminary Consolidated Results)
- Saipem Press Release dated 22nd March 2004
- Saipem Press Release dated 30th March 2004

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

4/6

82.4776

Saipem

Eni GROUP

Press Release

Saipem won two offshore contracts for a total amount in excess of 350 USD

Saipem, an Eni company, has been awarded two offshore contracts as part of the Dolphin project for the job of laying a gas pipeline from Qatar's North Field to Ras Laffan to supply Qatari gas to the UAE.

The two contracts, whose total amount is in excess of 350 million USD, have been awarded by Dolphin Energy Limited.

The scope of work of the two contracts includes the engineering, procurement, construction and precommissioning of shore approaches at Ras Laffan, Qatar, and 12km of two 36"pipelines and of 372km of a 48" gas pipeline from shore Ras Laffan to a receiving facility terminal onshore Taweelah, in the United Arab Emirates.

The contracts will be performed between the second quarter 2004 and the first half 2006, and the installation phase will be carried out by the vessels Castoro 6 and Castoro 10.

San Donato Milanese, 30th March 2004

82.4776

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2004, March 2004

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

Saipem

Eni
GROUP

Press release

Saipem wins two onshore construction contracts for a total amount in excess of 220 million USD

Saipem, an Eni company, has been awarded two lump sum turnkey onshore construction contracts for a total value in excess of USD 220 million.

Saipem has been awarded the first contract by the Nigerian Company NAOC for the laying of a gas pipeline located in the Rivers State in the area of the Niger Delta.

The project covers engineering procurement and construction (EPC) of a 36 inch 82-km onshore gas pipeline transporting the gas from Rumuji -30km North East of Port Harcourt- to the N-LNG Gas Liquefaction Plant located on Bonny Island.

The completion of activities is expected in the second half of 2005.

The second contract has been awarded by the French Total for the engineering, procurement, supply, construction and commissioning of the offsite battery limit facilities in relation with the new hydrocracking unit to be implemented at the Refinerie de Normandie located near Gonfreville.

The completion is scheduled in second quarter 2006.

San Donato Milanese, 23rd February 2004

Saipem

82.4776

Eni GROUP

PRESS RELEASE – 23rd FEBRUARY 2004

YEAR 2003 PRELIMINARY CONSOLIDATED RESULTS

Today, the Board of Directors of Saipem S.p.A. reviewed the preliminary consolidated data as of 31st December 2003 (not yet audited by the Board of Auditors nor the external Auditors).

All figures pertaining to the year 2002 only include Saipem s.a. results (formerly Bouygues Offshore) only as and from 1st July 2002.

Revenues totalled 4,231 million euros (3,149 in 2002).

Operating income amounted to 303 million euros (302 in 2002).

Net income amounted to 196 million euros (191 in 2002), equal to an income per share of 0.44 euro (0.43 euro in 2002).

Cash flow (net income plus depreciation and amortisation) amounted to 454 million euros (446 in 2002).

Saipem has therefore achieved record results for the third year running.

Revenues for 2003 showed an increase of 34.4% versus the previous year, attributable also to Saipem s.a.'s consolidation for the whole period. The best performing sector was Offshore Construction (+51.1%) with strong growth in North and West Africa. The Offshore Drilling sector showed a 13.6% reduction due to weak market conditions and structural upgrades to vessels required to carry out contracts won during the year.

Operating income is in line with the previous year's, with a margin on revenues of 7.2%, versus 9.6% in 2002; this can be attributed to the ever increasing number of EPIC (Engineering, Procurement, Installation and Construction) contracts in the Offshore and Onshore Construction sectors.

Net income increased by 2.6% versus the previous year.

Cash flow increased by 1.8% versus the previous year.

Cost savings of approximately 40 million euros, resulting from Bouygues Offshore's integration, made a significant contribution to the results achieved in 2003.

Investments on vessels and equipment for 2003 amounted to 262 million euros (210 million in 2002). Main items of expenditure were in respect of: the completion of the conversion of the FPSO unit Mystras, which started operations on the Okono/Okpoho Field in Nigeria towards the end of the year; the completion of the conversion of Maxita to the new Field Development vessel Saipem 3000; completion of upgrading works on the semi-submersible drilling vessel Scarabeo 7 necessary to carry out a contract in Nigeria; upgrades to vessels and equipment to be deployed on the Sakhalin project in Russia.

Net financial debt at 31st December 2003 amounted to 953 million euros, a decrease of 295 million euros versus 31st December 2002. This reduction is due to the cash flow generated during the year and a particularly favourable trend in working capital, deriving from advance payments received for new contracts towards the end of the year.
The reduction in net financial debt achieved in 2003 is also attributable to the fact that EP(I)C projects make up approximately 75% of total revenues in the Construction sectors.

New Contracts and backlog

In 2003, Saipem was awarded new contracts totalling 4,298 million euros (4,335 million euros in 2002), of which 2,794 million related to the Offshore sectors (Construction and Drilling).
The order backlog at 31st December 2003 amounted to 5,225 million euros (5,158 million euros as of 31st December 2002).

Saipem

Eni GROUP

Fourth Quarter Results

Revenues totalled 1,228 million euros (971 in the fourth quarter 2002).

Operating Income amounted to 84 million euros (62 in the fourth quarter 2002).

Net Income amounted to 58 million euros (38 in the fourth quarter 2002).

Cash flow amounted to 122 million euros (96 in the fourth quarter 2002).

As previously stated, revenues and associated profit levels, particularly in the Offshore Construction, Onshore Construction, and L.N.G. (Liquefied Natural Gas) sectors, and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof, can vary significantly, versus the same periods in other fiscal years, and do not allow extrapolation for the entire year.

Management expectations for 2004

The markets in which Saipem operates appear, on balance, to be good; the weakness in the Drilling sectors, which is showing some signs of recovery, and a temporary contraction of the Onshore Construction sector, are offset by rapid growth in the re-gasification terminal sector and further expansion in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.

Thanks to the credibility and competitiveness Saipem has attained, the management expects the company to benefit from a positive market and, at an equivalent exchange rate, to exceed in 2004 the record volumes of 2003, and to achieve a level of contract acquisitions that would further boost the backlog.

The phenomenon that adversely affects Saipem's profitability is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600

million per annum, are denominated in euros.

The impact of the Euro revaluation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.

Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

Conversely:

- volumes (in original currencies) are expected to grow on account of the substantial order backlog at the end of 2003 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore.

Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003.

Capital expenditure for 2004 is estimated at approximately 200 million euros, categorised as follows: maintenance and upgrade of vessels and equipment (120 million euros), project-specific investments (50 million euros), the development or upgrade of yards in Kazakhstan, Nigeria and Angola (30 million euros). Depreciation and amortisation, inclusive of goodwill amortisation resulting from Bouygues Offshore's acquisition (42 million euros), are expected to be approximately 260 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables, outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, armed conflicts or political instability in the Persian Gulf and/or other regions, the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The decrease in net financial debt of 295 million euros versus 31st December 2002 was due to the following:

Outflows

- capital expenditure on tangible and intangible assets amounting to 272 million euros;
- distribution of dividends amounting to 63 million euros;
- purchase of treasury shares of 13 million euros;
- reduction in minority interest in net equity of 1 million euros;

Inflows

- cash flow (net income plus depreciation and amortisation) of 454 million euros;
- decrease in net current assets of 143 million euros;
- effect of exchange rate fluctuations of 31 million euros;
- sale of tangible fixed assets amounting to 11 million euros;
- increase in employee termination benefits of 5 million euros.

Saipem

Eni GROUP

Analysis by business sector

Offshore Construction:

(million euros)

	Fourth quarter		Year	
	2002	2003	2002 (**)	2003
Operating revenues	467	784	1,686	2,547
Operating expenses, net of cost of materials	(319)	(586)	(1,066)	(1,808)
Cost of materials	(81)	(101)	(283)	(398)
Depreciation and amortisation	(17)	(22)	(105)	(93)
Contribution from operations (*)	50	75	232	248
Depreciation of purchase cost allocated to Saipem s.a. equipment	–	–	(1)	(1)
Saipem s.a. goodwill amortisation	(6)	(6)	(10)	(21)
Contribution from operations, net	44	69	221	226
New orders awarded	750	665	3,339	2,536

(*) *Operating Income before general and administrative expenses*
(**) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

The backlog at 31st December 2003 amounted to 3,265 million euros, of which 2,090 million are to be realised in 2004.

- Revenues for 2003 amounted to 2,547 million euros, a 51.1% increase versus 2002, mainly due to (in addition to the consolidation of Saipem s.a. for the whole period) full-scale operations of EPIC-type projects in West and North Africa.

- In 2003, contribution from operations amounted to 248 million euros, equal to 9.7% of revenues, versus 232 million euros, equal to 13.8% of revenues in 2002. This decrease in margin is attributable to the greater incidence of EPIC projects previously mentioned. Contribution, net of goodwill amortisation, stood at 226 million euros, equal to 8.9% of revenues. In the fourth quarter, contribution, net of goodwill amortisation, amounted to 69 million euros, equal to 8.8% of revenues, versus 44 million euros, equal to 9.4% of revenues in the same quarter 2002.

The most important contracts awarded to the Saipem Group for the period include:

- on behalf of Exxon-Mobil, an EPIC (Engineering, Procurement, Installation and Construction) contract for the Kizomba B project in Angola for the development of a subsea field comprised of laying flowlines, risers and umbilicals;
- on behalf of Elf Petroleum Nigeria Ltd, an EPIC contract for the 'Amenam II' project in Nigeria, comprising engineering, procurement, construction and installation of a platform and a bridge for the Amenam field;
- on behalf of NNPC (Nigerian National Petroleum Corporation)/Mobil, the EPIC contract for the 'East Area EPC2 Additional Oil Recovery' project in Nigeria, comprising engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines;
- on behalf of Conoco Phillips Pipeline Australia Pty Ltd, the 'Bayu-Darwin Pipeline' project in Australia, comprising engineering, procurement, transport and installation of a subsea pipeline;
- on behalf of Sakhalin Energy Investment Company, an EPIC contract for the 'Sakhalin II' project in the Ohotsk sea (East Siberia), comprising engineering, procurement, construction and installation of a pipeline system.
- on behalf of Encana UK, the 'Buzzard' project in the British sector of the North Sea, comprising contracts for the installation of three platforms and the execution of sub-sea structures and pipeline system.

Onshore Construction:

(million euros)

	Fourth quarter		Year	
	2002	2003	2002 (**)	2003
Operating revenues	223	199	651	742
Operating expenses, net of cost of materials	(102)	(118)	(367)	(449)
Cost of materials	(91)	(48)	(196)	(178)
Depreciation and amortisation	(8)	(12)	(30)	(37)
Contribution from operations (*)	22	21	58	78
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(8)
Contribution from operations, net	20	19	54	70
New orders awarded	7	–	338	862

(*) *Operating Income before general and administrative expenses*
(**) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

Order backlog at 31st December 2003 amounted to 776 million euros, of which 419 are to be realised in 2004.

- Full-scale operations on projects in Kazakhstan, North Africa, Saudi Arabia and Russia (in addition to the consolidation of Saipem s.a. for the whole year) allowed the company, in 2003, to achieve revenues 91 million euros higher (+14%) than for 2002. The fourth quarter showed a 10.8% downturn versus the same period of the previous year, as the Karachaganak project in Kazakhstan reached the completion phase.

- In 2003, contribution from operations amounted to 78 million euros, equal to 10.5% of revenues, versus 58 million euros, equal to 8.9% of revenues for 2002. This level of margin is due to contingency payments received in the final stages of projects. Contribution from operations, net of goodwill amortisation, stood at 70 million euros, with margin at 9.4% of revenues. Contribution from operations in the fourth quarter, net of goodwill amortisation, stood at 19 million euros, with margin at 9.5% of revenues, versus 20 million euros, equal to 9% of revenues for the same quarter in 2002.

- The most important contracts awarded to the Saipem Group for the period include:
  - on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), the "Sakhalin II" project on the Russian island of the same name, comprising engineering, procurement and construction (EPC) of an onshore oil and gas pipeline system;
  - on behalf of Sonatrach, phase 2 of the EPC type OZ2 (Arzew Pump Stations) project in Algeria, comprising the engineering, procurement, construction and commissioning of three pumping stations in consortium with Spie Capag;
  - on behalf of NAOC, the Okpai Power Plant project in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant, in consortium with Alstom Power Italia;
  - on behalf of Saudi Aramco, the EPC-type 'East-West Rabigh Crude Pipeline' project in Saudi Arabia, comprising engineering, procurement and laying of a pipeline.

Liquefied Natural Gas (L.N.G.):

(million euros)

	Fourth quarter 2002	Fourth quarter 2003	Year 2002 (**)	Year 2003
Operating revenues	54	56	110	205
Operating expenses	(43)	(47)	(86)	(163)
Depreciation and amortisation	(3)	(3)	(9)	(10)
Contribution from operations (*)	8	6	15	32
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(8)
Contribution from operations, net	6	4	11	24
New orders awarded	28	47	102	273

(*) *Operating Income before general and administrative expenses*
(**) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

The backlog at 31st December 2003 amounted to 318 million euros, of which 171 million are to be realised in 2004.

- Operations carried out mainly in India, Spain and Santo Domingo enabled the company to achieve revenues of 205 million euros in 2003. Revenues in the fourth quarter are in line with those of the same quarter 2002.

- In 2003, contribution from operations, net of goodwill amortisation, amounted to 24 million euros, with margin equal to 11.7% of revenues, versus 11 million euros, equal to 10% of revenues, in 2002. This increase in margin can be mainly attributed to the positive performance of a project in India. In the fourth quarter 2003, contribution, net of goodwill amortisation, showed a slight reduction when compared to the fourth quarter 2002.

- The most important contracts awarded to the Saipem Group for the period include:
  - on behalf of the joint venture CNOOC/BP, an EPC contract for the 'Guangdong' project in the People's Republic of China, comprising engineering, procurement, construction and commissioning of a re-gasification terminal;
  - on behalf of ASTM (Agence Spéciale Tanger Méditerranée), the 'Tanger Port' project in Morocco, involving excavation and redevelopment works in the port of Tangiers;

- on behalf of Enagas, an EPC contract for the 'Huelva' project in Spain, comprising engineering, procurement, construction and pre-commissioning of an LNG storage tank.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Fourth quarter		Year	
	2002	2003	2002 (**)	2003
Operating revenues	65	64	104	208
Operating expenses	(63)	(58)	(98)	(192)
Depreciation and amortisation	–	(1)	(1)	(3)
Contribution from operations (*)	2	5	5	13
Saipem s.a. goodwill amortisation	(1)	(1)	(2)	(4)
Contribution from operations, net	1	4	3	9
New orders awarded	53	45	90	193

(*) *Operating Income before general and administrative expenses*
(**) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

The backlog at 31st December 2003 amounted to 46 million euros, of which 34 million are to be realised in 2004.

- Operational activities, carried out mainly in France and Italy achieved revenues for the fourth quarter 2003 of 64 million euros, in line with those of the same quarter 2002.

- In 2003, contribution from operations, net of goodwill amortisation, amounted to 9 million euros, with margin equal to 4.3% of revenues. Margin in the fourth quarter 2003 stood at 6.2%, versus 1.5% of the same quarter 2002, resulting from operations in Italy.

- Major contracts won during the year include:
  - on behalf of TotalFinaElf, the extension of contracts for activities in France;
  - on behalf of Eni E&P Division, maintenance activities in Italy.

Offshore Drilling:

(million euros)

	Fourth quarter		Year	
	2002	2003	2002	2003
Operating revenues	91	72	345	298
Operating expenses	(66)	(54)	(220)	(204)
Depreciation and amortisation	(9)	(10)	(42)	(37)
Contribution from operations (*)	16	8	83	57
New orders awarded	3	27	349	247

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2003 amounted to 499 million euros, of which 247 million are to be realised in 2004.

- Operating revenues for 2003 showed a 13.6% downturn versus 2002, attributable to weakness in this sector and the temporary suspension of operations by the semi-submersible platforms Scarabeo 5 and Scarabeo 7 to carry out project specific upgrades or structural repairs.
  Revenues for the fourth quarter 2003 show a 20.9% decrease versus the same quarter 2002, attributed to the lower utilisation of semi-submersible platforms Scarabeo 3, 4 and Scarabeo 6 as well as the jack-up Perro Negro 3.

- Contribution from operations in 2003 decreased by 26 million euros versus 2002, with a margin on revenues declining from 24.1% to 19.1%. This reduction in margin is partly attributable to the lower utilisation of vessels on account of the upgrading works previously mentioned.
  In the fourth quarter, contribution from operations stood at 8 million euros, equal to 11.1% of revenues, versus 16 million euros, 17.6% of revenues during the fourth quarter 2002.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	112	**a**
Semi-submersible platform Scarabeo 4	249	**b**
Semi-submersible platform Scarabeo 5	228	**c**
Semi-submersible platform Scarabeo 6	201	**d**
Semi-submersible platform Scarabeo 7	277	**c**
Drillship Saipem 10000	365	
Jack-up Perro Negro 2	365	
Jack-up Perro Negro 3	301	**e**
Jack-up Perro Negro 4	365	
Jack-up Perro Negro 5	321	**f**

a= for the remaining days (to 365) the vessel underwent structural repairs (161 days) and was idle for the remaining period
b= for the remaining days (to 365) the vessel underwent structural repairs (76 days) and was idle for the remaining period
c= for the remaining days (to 365) the vessel underwent upgrading works in view of a new contract.
d= for the remaining days (to 365) the vessel underwent structural repairs (93 days) and was idle for the remaining period
e= for the remaining days (to 365) the vessel underwent structural repairs (8 days) and was idle for the remaining period
f= for the remaining days (to 365) the vessel was idle.

- The most significant contracts won during 2003 included:
  - on behalf of Exxon-Mobil, the three-year charter of the semi-submersible drilling platform Scarabeo 7 in Nigeria;
  - on behalf of Burullus Gas Company - Egypt, the eighteen-month charter of the semi-submersible platform Scarabeo 6 in Egypt;
  - on behalf of Petrobel, the two-year charter of the jack-up Perro Negro 4 in Egypt;
  - on behalf of TotalFinaElf, the six-month charter of the semi-submersible platform Scarabeo 6 in Norway.

Onshore Drilling:

(million euros)

	Fourth quarter		Year	
	2002	2003	2002	2003
Operating revenues	63	42	220	192
Operating expenses	(50)	(33)	(170)	(149)
Depreciation and amortisation	(6)	(4)	(26)	(20)
Contribution from operations (*)	7	5	24	23
New orders awarded	8	105	98	176

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2003 amounted to 179 million euros, of which 89 million are to be realised in 2004.

- Operating revenues for 2003 show a 12.7% reduction versus those for 2002; this is largely due to the reduced levels of activity in the last quarter in Latin America and Saudi Arabia. Full-scale operations in Saudi Arabia resumed at the end of the year, following successful contract renewal.

- In 2003, contribution from operations fell by 1 million euros versus the previous year, whilst the margin on revenues increased from 10.9% to 12%. This increase in margins, notwithstanding the negative Euro/US Dollar exchange rate, is attributed to improved efficiency on the rigs operating in Saudi Arabia. In the fourth quarter, contribution from operations stood at 5 million euros, equal to a margin on revenues of 11.9%, versus 7 million euros, equal to 11.1% of revenues in the fourth quarter 2002.

- Average utilisation of rigs stood at 81% (88% in 2002); rigs were located as follows: 10 in Peru, 8 in Saudi Arabia, 3 in Italy, 3 in Nigeria, 3 in Venezuela, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan and 1 in Russia.

  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.

  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

- The most significant contracts won during 2003 included:
  - on behalf of Saudi Aramco, the renewal of the charter contract for six rigs in Saudi Arabia for a further three years, with the option of an additional year;
  - on behalf of Maersk Oil Kazakhstan, the one-year charter of a rig in Kazakhstan;
  - on behalf of Eni Dación B.V., the one-year charter, plus the option of an additional year, of three rigs in Venezuela;
  - on behalf of Petrobel, the two-year charter of a rig in Egypt;
  - on behalf of Burlington Resources, the six-month charter of a rig in Algeria.

Leased FPSO:

(million euros)

	Fourth quarter		Year	
	2002	2003	2002	2003
Operating revenues	8	11	33	39
Operating expenses	(5)	(5)	(10)	(18)
Depreciation and amortisation	(2)	(2)	(15)	(12)
Contribution from operations (*)	1	4	8	9
New orders awarded	2	–	19	11

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2003 amounted to 142 million euros, of which 28 million are to be realised in 2004.

- In 2003, operating revenues increased by 18.2% versus 2002, as a result of operations by the new floating production unit FPSO–Mystras. Contribution from operations amounted to 9 million euros, equal to 23.1% of revenues, versus 8 million euros, equal to 24.2% of revenues for 2002.

- The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation throughout the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 23rd February 2004

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2002		31st December 2003	
Net tangible fixed assets		1,708		1,693
Net intangible fixed assets		906		851
		2,614		2,544
- Offshore Construction	1,202		1,126	
- Onshore Construction	265		244	
- LNG	212		193	
- MMO	90		85	
- Offshore Drilling	621		656	
- Onshore Drilling	129		95	
- Leased FPSO	46		89	
- Other	49		56	
Financial investments		24		26
Non-current assets		**2,638**		**2,570**
Working capital	67		(76)	
Provision for contingencies	(132)		(119)	
Net current assets		**(65)**		**(195)**
Employee termination benefits		**(26)**		**(31)**
CAPITAL EMPLOYED		**2,547**		**2,344**
Net equity		**1,275**		**1,368**
Minority interest in net equity		**24**		**23**
Net debt		**1,248**		**953**
COVER		**2,547**		**2,344**
Shares issued and outstanding		440,697,000		440,713,700

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	Fourth quarter		Year	
	2002	2003	2002 (*)	2003
Operating revenues	**971**	**1,228**	**3,149**	**4,231**
Other revenues and income	3	4	16	11
Purchases, services and other costs	(681)	(907)	(1,987)	(2,968)
Payroll and related costs	(173)	(177)	(621)	(713)
GROSS OPERATING INCOME	**120**	**148**	**557**	**561**
Amortisation, depreciation and write-downs	(58)	(64)	(255)	(258)
OPERATING INCOME	**62**	**84**	**302**	**303**
Financial expenses	(13)	(11)	(48)	(53)
Income from investments	5	7	5	16
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**54**	**80**	**259**	**266**
Extraordinary expenses, net	(1)	(2)	(3)	(3)
INCOME BEFORE INCOME TAXES	**53**	**78**	**256**	**263**
Income taxes	(13)	(21)	(62)	(67)
NET INCOME BEFORE MINORITY INTEREST	**40**	**57**	**194**	**196**
Minority interest	(2)	1	(3)	–
NET INCOME	**38**	**58**	**191**	**196**
CASH FLOW (Net income + Depreciation and amortisation))	**96**	**122**	**446**	**454**

(*) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

	Fourth quarter		Year	
	2002	2003	2002 (*)	2003
Operating revenues	**971**	**1,228**	**3,149**	**4,231**
Production costs	(829)	(1,077)	(2,637)	(3,658)
Idle costs	(16)	(18)	(48)	(78)
Selling expenses	(25)	(14)	(56)	(66)
Research and development costs	(4)	(3)	(6)	(9)
Other operating income/(expenses), net	(2)	(3)	2	(2)
CONTRIBUTION FROM OPERATIONS	**95**	**113**	**404**	**418**
General and administrative expenses	(33)	(29)	(102)	(115)
OPERATING INCOME	**62**	**84**	**302**	**303**
Financial expenses	(13)	(11)	(48)	(53)
Income from investments	5	7	5	16
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**54**	**80**	**259**	**266**
Extraordinary expenses, net	(1)	(2)	(3)	(3)
INCOME BEFORE INCOME TAXES	**53**	**78**	**256**	**263**
Income taxes	(13)	(21)	(62)	(67)
NET INCOME BEFORE MINORITY INTEREST	**40**	**57**	**194**	**196**
Minority interest	(2)	1	(3)	–
NET INCOME	**38**	**58**	**191**	**196**
CASH FLOW (Net income + Depreciation and amortisation)	**96**	**122**	**446**	**454**

(*) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

Saipem

Eni
GROUP

PRESS RELEASE – 22ND MARCH 2004

Saipem 2003 financial results: consolidated net income 196 million euros; dividend of 0.148 euro per ordinary share and 0.178 euro per savings share.

Purchase of 2,460,000 treasury shares to implement the company incentive schemes.

Today, the Board of Directors of Saipem S.p.A. approved the Consolidated Financial Statements at 31st December 2003, which reported a net income of 196 million euros (191 million in 2002), bearing out the preliminary results announced on 23rd February 2004.

The Board of Directors also approved the Statutory Financial Statements of Saipem S.p.A. at 31st December 2003, which reported a net income amounting to 68 million euros (70 million in 2002).

The aforementioned financial statements are currently being reviewed by the Independent Auditors.

Saipem's Board of Directors resolved to propose to the General Shareholders' Meeting, scheduled to take place on 28th and 29th April 2004, first and second summons respectively, the distribution of a dividend of 0.148 euro per ordinary share (*) (0.144 euro in 2002) and 0.178 euro per savings share (*) (0.174 euro in 2002). The dividend will be paid from 27th May 2004 (date of coupon 24th May 2004).

The payout, in line with that of 2002, is equal to approximately one third of the consolidated net income.

(*) New fiscal regulations in force from 1st January 2004 provide that (except the case below) dividends do not benefit from any tax credit and, depending on the receiver, are taxed at source or are partially added to the taxable income. Dividends enjoy a tax credit only if received by resident legal entities, in particular companies, during the fiscal year not yet ended at 31st December 2003; as follows:
- an ordinary and limited tax credit of 51.51% is applicable to the same amount of gross dividends;
- should the dividend be partially made up of income previously allocated to reserves, this part shall enjoy a limited tax credit of 51.51% applicable to the gross dividend.

Saipem

Eni GROUP

Purchase of treasury shares for allocation to the Company Incentive Schemes

The Board of Directors resolved to propose for approval to the General Shareholders' Meeting the purchase of up to 2,460,000 treasury shares, for a total amount not exceeding 21 million euros, for allocation to the Incentive Schemes as follows:

- 1,600,000 to the 2004 Stock Option Scheme; stock options will be offered to managers holding positions directly responsible for Group results or of strategic interest, at the price equal to the average official price recorded by the Telematic Stock Market during the month preceding the date of allocation;
- 860,000 to the 2003 Stock Grant Scheme; stock grants shall be offered free of charge to managers, who achieved targets set by the company.

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet and Reclassified Income Statement by nature of costs;
- Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 22nd March 2004

Saipem

Eni GROUP

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousand euros)

	31st December 2002	31st December 2003
Net tangible fixed assets	99,911	72,871
Net intangible fixed assets	26,522	20,823
Financial investments	1,479,523	1,393,953
Loan to an associated company for operating purposes	7,360	22,801
Non-current assets	**1,613,316**	**1,510,448**
Inventories	75,492	161,753
Other current assets	495,702	691,004
Current liabilities	(462,950)	(749,688)
Provision for contingencies	(34,936)	(33,313)
Net current assets	**73,308**	**69,756**
Employee termination benefits	**(23,066)**	**(25,644)**
CAPITAL EMPLOYED	**1,663,558**	**1,554,560**
Share capital	440,697	440,714
Reserves and net income for the year	243,150	248,353
Shareholders' equity	**683,847**	**689,067**
Provisions made in order to achieve fiscal benefits	**88**	**–**
Net financial debt – medium/long term	351,652	501,646
Net financial debt – short term	627,971	363,847
Net debt	**979,623**	**865,493**
COVER	**1,663,558**	**1,554,560**

Saipem

Eni
GROUP

SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENT BY NATURE OF COSTS

(thousand euros)

	2002	2003
Operating revenues	**1,383,998**	**1,422,238**
Other revenues and income	27,021	15,628
Purchases, services and other costs	(1,082,092)	(1,177,948)
Payroll and related costs	(146,015)	(139,864)
GROSS OPERATING INCOME	**182,912**	**120,053**
Amortisation, depreciation and write-downs	(69,966)	(53,932)
OPERATING INCOME	**112,946**	**66,121**
Financial income (expenses), net	(12,970)	19,996
Income from investments	20,262	4,354
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**120,238**	**90,471**
Extraordinary expenses, net	(2,149)	(1,897)
INCOME BEFORE INCOME TAXES	**118,089**	**88,574**
Income taxes	(48,727)	(20,260)
Net adjustments associated with fiscal benefits	892	88
NET INCOME FOR THE YEAR	**70,254**	**68,402**

Saipem

Eni GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2002		31st December 2003	
Net tangible fixed assets		1,708		1,694
Net intangible fixed assets		906		851
		2,614		2,545
- Offshore Construction	1,202		1,127	
- Onshore Construction	265		244	
- LNG	212		193	
- MMO	90		85	
- Offshore Drilling	621		656	
- Onshore Drilling	129		95	
- Leased FPSO	46		89	
- Other	49		56	
Financial investments		24		26
Non-current assets		**2,638**		**2,571**
Inventories	177		307	
Other current assets	1,437		1,529	
Current liabilities	(1,547)		(1,915)	
Provision for contingencies	(132)		(117)	
Net current assets		**(65)**		**(196)**
Employee termination benefits		**(26)**		**(31)**
CAPITAL EMPLOYED		**2,547**		**2,344**
Group Shareholders' Equity		**1,275**		**1,368**
Minority interest in net equity		**24**		**23**
Net financial debt – medium/long term	406		578	
Net financial debt – short term	842		375	
Net debt		**1,248**		**953**
COVER		**2,547**		**2,344**
Shares issued and outstanding		**440,697,000**		**440,713,700**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY NATURE OF COSTS

(million euros)

	2002 (*)	2003
Operating revenues	**3,149**	**4,231**
Other revenues and income	16	11
Purchases, services and other costs	(1,987)	(2,977)
Payroll and related costs	(621)	(704)
GROSS OPERATING INCOME	**557**	**561**
Amortisation, depreciation and write-downs	(255)	(258)
OPERATING INCOME	**302**	**303**
Financial expenses, net	(48)	(53)
Income from investments	5	16
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**259**	**266**
Extraordinary expenses, net	(3)	(3)
INCOME BEFORE INCOME TAXES	**256**	**263**
Income taxes	(62)	(67)
NET INCOME BEFORE MINORITY INTEREST	**194**	**196**
Minority interest	(3)	–
NET INCOME	**191**	**196**
CASH FLOW (Net income + Depreciation and amortisation	**446**	**454**

(*) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*

82.4776

Saipem

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY DESTINATION OF COSTS

(million euros)

	2002 (*)	2003
Operating revenues	**3,149**	**4,231**
Production costs	(2,637)	(3,658)
Idle costs	(48)	(78)
Selling expenses	(56)	(66)
Research and development costs	(6)	(9)
Other operating income, net	2	(2)
CONTRIBUTION FROM OPERATIONS	**404**	**418**
General and administrative expenses	(102)	(115)
OPERATING INCOME	**302**	**303**
Financial expenses, net	(48)	(53)
Income from investments	5	16
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**259**	**266**
Extraordinary expenses, net	(3)	(3)
INCOME BEFORE INCOME TAXES	**256**	**263**
Income taxes	(62)	(67)
NET INCOME BEFORE MINORITY INTEREST	**194**	**196**
Minority interest	(3)	–
NET INCOME	**191**	**196**
CASH FLOW (Net income + Depreciation and amortisation)	**446**	**454**

(*) *Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter*